Exhibit 99.1

BLASTGARD INTERNATIONAL RECEIVES POPULAR SCIENCE® 2005 “BEST OF WHAT’S NEW” AWARD FOR

ITS “BLASTWRAP®” TECHNOLOGY

Clearwater, Fl November 8, 2005 – BlastGard International’s, (OTCBB:BLGA), “BlastWrap®“ technology has been named a recipient of a 2005 Popular Science® “Best of What’s New Award” in the General Innovation category.

Each year, the editors of Popular Science review thousands of products in search of the top 100 tech innovations of the year — breakthrough products and technologies that represent a significant leap in their categories. The award-winning technologies will be on display from November 8-10 at New York’s Grand Central Terminal as part of the Popular Science “Best of What’s New” showcase event. A complete list of the winners of the 18th Annual awards will be featured in the December 2005 issue of Popular Science magazine, arriving on newsstands November 15th.

BlastWrap® technology is a product that is designed to mitigate blasts and suppress blast thermal output and the ensuing fires from blasts and explosions, regardless of the material or compound that causes the explosion. BlastWrap® is configurable and consists of two flexible films arranged one over the other and joined together by a plurality of seams filled with volcanic glass beads and an extinguishant that offers a revolutionary protection system against blast and fire/burn threats. BlastWrap® can be wrapped around or conform to any shape, and it is being used in applications such as trash receptacles, oil pipelines, transportation vehicles etc.

“As a recipient of a coveted 2005 Popular Science® “Best of What’s New Award”, we at BlastGard are extremely gratified and proud that our BlastWrap® technology has been recognized as a breakthrough technology by the world’s most respected science and technology magazine,” said James Gordon.

Mr. Gordon continued, “We believe that as BlastWrap® becomes known in the marketplace, it will revolutionize the way the world’s governments and private industries deal with threats from explosive devices. BlastWrap® is meant to save lives and reduce the damage caused by explosions in a way that is extremely effective but not intrusive.”

Popular Science® (www.popsci.com) is published by Time4 Media®, the world’s leading publisher of leisure magazines. Founded in 1872, POPSCI is the world’s largest science and technology magazine, with a circulation of 1.45 million subscribers and a readership of more than 6.5 million people.

About BlastGard International, Inc.

BlastGard International, Inc. creates, designs, develops, manufactures and markets proprietary blast mitigation materials. The Company’s patent-pending BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology can be used to create new, finished products or be used to retrofit to existing products. While the need for this technology has always been present, the security and safety concerns resulting from the September 11, 2001 acts and the subsequent development of Homeland Security make the timing of the Company’s emergence even more important. The Company’s core market focus is on blast effects mitigation for the commercial sector, military, law enforcement and government agencies. BlastWrap® is based upon well-defined principles and suppresses blast pressures by 50% or more. BlastWrap® products are made from two flexible films arranged one over the other and joined by a plurality of seams filled with attenuating filler material

(volcanic glass bead or other suitable two-phase materials), configurable (designed for each application) with an extinguishing coating that offers a revolutionary blast protection system against Blast & Fire/burn threats. BlastWrap® is a blast mitigation assembly that can be wrapped around or conform to any shape. BlastWrap® is a concept (not a chemical compound) from which blast protection products are built to save lives and reduce damage to valuable assets from explosions. Additional information on BlastGard can be found at http://www.blastgardintl.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company’s ability to market its products; the Company’s ability to obtain additional funding; the Company’s ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company’s stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Investor Relations Contact:
Company Contact;	Investor Relations Group
BlastGard International, Inc.	Erik Lux, John Nesbett or
Michael J. Gordon	Adam Holdsworth
(727) 592-9400	Media Contact:
Mike Graff
(212) 825-3210